Sontra Medical Corporation
10 Forge Parkway
Franklin, Massachusetts 02038

March 31, 2006
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sontra Medical Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:
Submitted herewith for filing on behalf of Sontra Medical Corporation (the “Company”) is a Registration Statement on Form S-3 relating to 9,224,653 shares of the Company’s Common Stock, including 4,768,299 shares issuable upon exercise of the Company’s Common Stock Purchase Warrants.

This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously wired $597.16 to the Commission’s account at the Mellon Bank in Pittsburgh in payment of the registration fee.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities specified in the Registration Statement on Form S-3 and may make an oral request that the Registration Statement be declared effective pursuant to Rule 461 under the Securities Act.

Please contact the undersigned at (508) 553-8850 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Sean F. Moran

Sean F. Moran

Enclosures